LINK PLUS CORPORATION
                  6996 COLUMBIA GATEWAY DRIVE,
                           SUITE 104,
                       COLUMBIA, MD 21046

                    Telephone:(410) 953-7177





                                        May 17, 2006

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Washington, DC 20549

     RE:       Link Plus Corporation
               Form 10-KSB for the Year
               Ended March 31, 2005
               Filed July 13, 2005
               File No. 000-50077

Dear Mr. Spirgel:

This letter is in response to your letter dated March 7, 2006 with respect to the above-referenced filings. Please accept our apologies for the delay in responding to your letter.

Our responses reference your comment numbers as follows:

Comment No. 1

The third metric has been in the cultivation and establishment of key strategic partnerships. The Management realizes that it does not have infinite capital to grow and provide some of the services that are required to execute its strategy. In the near term, the Management has executed a strategy to develop highly qualified strategic partnerships to expand its design and manufacturing capabilities. Toward that end, the Company executed a Cooperation Agreement with Taihang Investment and Development Company to construct a new manufacturing facility in south Shanghai to manufacture Link Plus products. At the time the Company became involved with Taihang they had a small facility. They desired a United States partner with manufacturing requirements who would manufacture at their plant. After discussions with the Company, Taihang offered to construct a new facility dedicated to the Company's manufacturing if the Company would appoint Taihang as the Company's only manufacturing partner in China. In addition, Link Plus would market other U.S. companies to use the facility to manufacture their products.
Taihang's concern was filling the capacity of the proposed facility, and Link Plus' concern was having a dedicated facility


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in  which  they  were  actively involved  in  the  management  to
manufacture  its  products  so as to better  control  cost.   The
financial backing for the factory is being borne exclusively by Taihang under the agreement that Link Plus will utilize the
factory.   The  relationship provides  Link  Plus  with  extended
capability to control costs and quality for its domestic and international customers with no financial risk. The factory is under construction as of this date and is scheduled to open
within  the  Link  Plus 2006 fiscal year.   Link  Plus  has  also
established  a  number of smaller partnerships  with  design  and
development   companies   local   to   the   Company's   Maryland
headquarters  to  absorb  spikes in workload  and  to  assist  in
fabrication  of  prototypes.  As  manufacturing  increases,   the
agreement with Taihang should have a positive impact in keeping costs down and lead to improving the Company's earnings as a result.

We agree to disclose the Taihang relationship in detail in our March 31 2006 10KSB, including the impact on our financial condition, results of operations and earnings trends.

Comment No. 2

The  present financial difficulties are due to the Company  being
under  capitalized  and  inadequate  sales.  The  following   are
synopses of plans being implemented to remedy the situation.

     Capitalization Plan:
     --------------------

       The company has undertaken an aggressive plan to provide a significant capital infusion into the company. This has included engagement of several outside financial advisors to work with the Company to develop both short-term and long-term requirements and to put in place the mechanisms to achieve those milestones. During this effort, the Company has continued to raise small sums of money through a Private Placement Memorandum, drawing on the network of previous investors and those developed by the financial advisors. During this period of time and as part of the financial planning underway with the outside advisors, the Company has continued to take steps to reduce the debt and improve the position of the Company as it relates to its ability to attract outside capital. Non financial based improvements have also been undertaken including attaining new technology and licenses which provide additional assets that can be used to attract investment and generate revenue.

       Currently the company is looking at a variety of alternative paths for meeting the projected financial needs which include a combination of revenue and equity based approaches. Upon completion of the work with the financial advisors a recommendation for proceeding forward will be presented to the Board of Directors, and if required, will be put to a shareholder vote. Though the Company is seeking financing in the form of debt or equity in order to provide the necessary working capital,


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       such  financing may be contain terms that are dilutive  or
       potentially  dilutive  to our stockholders.   The  Company
       currently has no commitments for financing. There are no assurances the Company will be successful in raising the funds.

     Sales and Marketing Plan:
     -------------------------

       The current marketing and sales plan is heavily focused on exploiting the developed automatic meter reading (AMR) technology. Toward that end, the company has made significant progress in attracting interest inside and outside of the United States. While these efforts have not resulted in booked orders at this time, the company is working toward that end in several major metropolitan areas worldwide. At this time, the Company is developing a water AMR product as an OEM for large sellers of water AMR products in the United States. However, in spite of the Company's efforts, there is no assurance that any such contracts will be forthcoming.

While the Registrant believes its discussion and disclosure regarding the going concern matters is reasonable, the Registrant will include in its future filings a detail discussion of its viable plans that are intended to mitigate the effect of the conditions and events that, in the aggregate, cause the doubt about the ability of the entity to continue as a going concern.


Comment No. 3

The Registrant acknowledges the Disclosure in Item 8 A. Controls and Procedures were not complete and should have read as follows:

ITEM 8A. CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The registrant's Principal executive officers and principal financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rule 13a-15 (e) of the Securities Exchange Act of 1934) as of March 31, 2005, have concluded that the registrant's disclosure controls and procedures need improvement and were not adequately effective to ensure that material information relating to the registrant and its consolidated subsidiary is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this annual report has been prepared. Our management is in the process of identifying deficiencies with respect to our disclosure controls


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and   procedures  and  implementing  corrective  measures,  which includes the establishment of new internal policies related to financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As required by Rule 13a-15(d), the Company's Chairman and Chief Financial Officer, also conducted an evaluation of the Company's internal controls over financial reporting to determine whether any changes occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. During the preparation of the Company's financial statements as of and for the year ended March 31, 2005, the Company has concluded that the current system of disclosure controls and procedures was not effective because of the internal control weakness identified below. As a result of this conclusion, the Company has initiated the changes in internal control, to the extent possible given limitations in financial and manpower resources, also described below. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

LACK OF ADEQUATE ACCOUNTING STAFF

The Company was aware of its staffing needs and took steps to address its understaffed Finance and Accounting team to correct this material weakness. The Company has engaged an independent contractor with extensive SEC reporting experience in public companies. The Company feel's this addition to the Company's Finance and Accounting team will improve the quality of future period financial reporting.

The Registrant shall correct the disclosure in its future filings


Comment  No. 4

We propose to include the following disclosure in our future filings:

Our contracts have different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates in recognizing revenues. We have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types. In addition, some contracts include incentives related to costs incurred, benefits produced or adherence to schedule that may increase the variability in revenues and margins earned on such contracts. We conduct rigorous reviews prior to signing such contracts to evaluate whether these incentives are reasonably achievable. For consulting contracts, revenues relating to such incentive payments are recorded when the contingency is satisfied and when acceptance, where applicable, and delivery of agreed benefits have occurred in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

       Client  prepayments (even if nonrefundable)  are  deferred
(i.e., classified as a liability) and recognized over future periods as services are delivered or performed.


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Comment No. 5

In December 2003, the Company entered into a Merger Agreement ("Agreement") with JS Technologies, Corp. ("JST"), a company organized under the laws of the State of Delaware. JST was a privately-held company and was engaged in the business of developing, marketing and selling Advanced Wireless Communication System ("AWICS") and other intellectual property and products based on the AWICS technology. In March 2004, the Company filed a Certificate of Merger with the State of Delaware to acquire JST. Upon receipt of the approval by the State of Delaware, JST was merged into the Company and the separate existence of JST ceased.

Prior to the merger JS Technologies Inc. was an engineering and development company located in Annapolis MD. The company was founded as a subsidiary of Integrated Dynamics and for the purposes of final development and commercialization of the Advanced Wireless Communications System (AWICS) single chip radio and associated commercial and consumer products. The Company raised in excess of $1.5 million dollars in investment capital to complete development of the AWICS chip under a joint development agreement with Honeywell. The company set up manufacturing of the AWICS chip with Phillips, packaging with ASAT in Hong Kong, and contract manufacturing of end products with Saitek Electronics Manufacturing Services in China. JS Technologies developed prototype products using the AWICS chip to demonstrate voice and data capabilities for application to a number of markets including console game controllers, car security, automatic meter reading, and wireless headsets. In combination with customers, successful consumer products were introduced to the market under the customer's band names.

The Advanced Wireless Communications System is a single chip transceiver radio. The chip was jointly developed with Honeywell and represented the first generation of single chip radios introduced to the consumer and commercial markets. The chip was designed to be manufactured using .35 micron bulk CMOS technology which resulted in the radio being exceptionally small (7mm x 7mm in packaged form) and inexpensive to manufacture. The AWICS chip provided the ability to program frequency usage between 300 MHZ and 1 GHZ, giving it a wide variety of applications and the ability to be qualified for use under US, European, China, Japan and other countries governing laws. The AWICS chip is covered under 13 United States and worldwide patents and a substantial amount of other intellectual property pertaining to the use and development of completed systems and software.

Link Plus has developed radio technology including the Lincompex technology. While the applications using Lincompex included a variety of types of radios, there were substantial additional application domains that the technology had not been applied to. This included the use of Lincompex for digital Frequency Shift Key radios that included the AWICS technology and the applications where it was being used. Based on mathematical models of the Lincompex technology and the radio qualities of the AWICS radio it was determined that the potential for significant radio signal improvements would be possible by coupling the Lincompex technology to this class of radios. The combination


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was  anticipated to provide significant improvement in range  and noise reduction and would yield a good market position for Link Plus in the low cost digital communications market where AWICS was gaining acceptance. The merger of the two companies provided the ability for these two technologies and intellectual property to come under one company umbrella allowing the low cost price model where the AWICS chip was the leading technology, to remain intact for the combined technology.

The Company has charged to operations the acquisition costs of $2,142,475 during the year ended March 31, 2004. At the time of the acquisition, JST's financial statements did not reflect the value of the intangibles.

In connection with the Agreement, JST transferred to the Company all of its assets and liabilities in exchange for a total of 3,672,800 shares of the Company's restricted common stock and 327,200 warrants with an exercise price of $1.00 per share that expire 4 years from the date of the acquisition. As of March 31, 2004, the restricted common shares have not been issued, and accordingly were recorded a as stock subscription payable. The shares to be issued in connection with the Agreement were valued based on the fair market value at the date of acquisition.

While the Company did not have the resources to engage an independent appraiser to value the assets acquired, the Company's management determined based upon their industry experience, at the time of the transaction, there were no material intangible assets or other qualified assets that could be capitalized in accordance with FAS No.141[1]. Accordingly, the Company charged to operations the acquisition costs of $2,142,475 during the year ended March 31, 2004.

Due to a limitation in resources and the inadequacy of the JST accounting records, the Company did no obtain audited financial statements in accordance with Rule 3.05 of SEC Regulation S-X. Accordingly, the Company could not comply with the reporting requirements of paragraphs 54 and 55 of FAS No. 141.

Since the disclosure is deficient for the year ended March 31, 2004, and will not be applicable for the year ended March 31, 2006, the Registrant respectfully requests the disclosure be waived for the March 31, 2005 10KSB


Comment  No. 6

The Company issued the 1,000,000 shares of common stock and the 1,000,000 warrants to the Company's CEO on March 31, 2005 in exchange for previously incurred debt. The Company valued the shares issued at $.25 per share. In the absence of objective and verifiable evidence , the Company presumed that the best available evidence of fair value was the quoted market price of the registered securities . In determining the valuation to be placed on the securities issued, the Registrant utilized the quoted market price of its traded securities[2].

________________________________________
[1] FAS No. 141, Appendix A
[2] Remarks by  Brian L. Heckler, Professional Accounting Fellow,
    Office of Chief Accountant, SEC  1996  Conference on  Current
    SEC Developments, December 10, 1996


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Accordingly, the fair value of the shares issued was  based  upon the average closing price of the Company's common stock during the 10 trading days prior to March 31, 2005 of $ .25 per share.

There was  no  intrinsic value attributed to  the  warrants.  The
Registrant shall remove the disclosure in future filings that no intrinsic value or imbedded conversion feature was recorded.

The Registrant believes its policy accounting for and disclosing its equity transactions are reasonable and in accordance with U.S. generally accepted accounting principles.

Comment No. 7

The Company issued the 262,156 shares of common stock and the 262,156 warrants to the third party creditors during the quarter ended September 30, 2005 in exchange for previously incurred debt . The Company and the creditors agreed on a fair value of $.25 per share. While the quoted market price of the shares exchanged exceeded $.25 per share, the Registrant and the creditors agreed upon the transaction at arm's length and the Registrant did not recognize any benefit.

There was no intrinsic value attributed to the warrants.

The Registrant believes its policy accounting for and disclosing its equity transactions are reasonable and in accordance with U.S. generally accepted accounting principles.

Comment No. 8

During  the  year  ended March 31, 2005, the  Company   issued  a
promissory note in the amount of $93,000 to Ruth Bass in exchange for $53,000 of funds Ms. Bass previously advanced to the Company's wholly owned subsidiary, JS Technologies, Inc. for working capital purposes, and the assumption of a $40,000 liability due to the Ms. Bass by Integrated Dynamics, Inc. (the former owner of JS Technologies, Inc.). In connection with the assumption of the $40,000 to Ms. Bass , the Company charged the $40,000 to operations during the year ended March 31, 2005.

In future filings we shall clarify the disclosure to read as follows:

(b) During the year ended March 31, 2005, the Company issued a promissory note in the amount of $93,000 to a creditor in exchange for $53,000 of funds the creditor previously advanced to the Company's wholly owned subsidiary, JS Technologies, Inc.


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for  working capital  purposes,  and the assumption of a  $40,000 liability due to the creditor by Integrated Dynamics, Inc. (the former owner of JS Technologies, Inc.). In connection with the assumption of the $40,000 to the creditor, the Company charged the $40,000 to operations during the year ended March 31, 2005.

The Registrant believes its policy accounting for and disclosing its notes payable are reasonable and in accordance with U.S.
generally accepted accounting principles.

The Company acknowledges that:

      * the company is responsible for the adequacy and accuracy of the disclosure in the filings:
      * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and
      * the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.



     We thank you in advance for your assistance in this matter. Since we are in the process of preparing our financial statements in connection with the year ended March 31, 2006 to be included in our Annual Report on Form 10K SB, we respectfully request an expedited review of our responses.

      If you have any questions or additional comments, please do not hesitate to contact us.


Respectfully,

/s/Donald C. Kolasch
Donald C. Kolasch
Corporate Counsel


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